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Calculation of registration fee

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee(2)
Common Stock, no par value	14,375,000	$44.00	$632,500,000	$45,097

(1)    Includes 1,875,000 shares of common stock that may be purchased by the underwriters pursuant to their option to purchase additional shares of common stock to cover overallotments.

(2)    Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-148154

Prospectus Supplement
(To Prospectus dated December 19, 2007)

12,500,000 shares

Common stock

We are offering to sell 12,500,000 shares of our common stock through this prospectus supplement and the accompanying prospectus.

Our common stock is listed on the New York Stock Exchange under the symbol "EQT." The last reported sale price of our common stock on March 10, 2010 was $44.68 per share.

	Per share	Total

Public offering price	$44.00	$550,000,000
Underwriting discount	$1.76	$22,000,000
Proceeds, before expenses, to us	$42.24	$528,000,000

The underwriters may also purchase up to an additional 1,875,000 shares of common stock from us at the public offering price, less the underwriting discount, within 30 days following the date of this prospectus supplement. If the underwriters exercise the option in full, the total discount and commission will be $25,300,000 and the total net proceeds, before expenses, to us will be $607,200,000.

Investing in our common stock involves risks, including those described in the "Risk factors" section beginning on page S-14 of this prospectus supplement and the section entitled "Risk factors" beginning on page 13 of our most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which is incorporated by reference into the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment on or about March 16, 2010.

Joint Book-Running Managers

J.P. Morgan
Barclays Capital
Credit Suisse
Deutsche Bank Securities

Senior Co-Managers

BofA Merrill Lynch	Citi	Wells Fargo Securities

Co-Managers

Mitsubishi UFJ Securities	PNC Capital Markets LLC	SunTrust Robinson Humphrey
BMO Capital Markets	BNP PARIBAS	BNY Mellon Capital Markets, LLC
RBS	Societe Generale	Boenning & Scattergood, Inc.
Howard Weil Incorporated	Lazard Capital Markets	Pritchard Capital Partners, LLC
RBC Capital Markets		Stifel Nicolaus

March 10, 2010

About this prospectus supplement

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a shelf registration process. Under the shelf registration process, we may offer from time to time senior or subordinated debt securities, preferred stock and common stock. In the accompanying prospectus, we provide you with a general description of the securities we may offer from time to time under our shelf registration statement. In this prospectus supplement, we provide you with specific information about the shares of our common stock that we are selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under "Incorporation of Certain Documents by Reference" on page ii of the accompanying prospectus before investing in our common stock.

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus or any free writing prospectus prepared by or on behalf of us. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provided you with additional or different information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospectus may have changed since those dates.

S-i

 Requests for documents incorporated by reference

We will provide, without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus supplement or the accompanying prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this supplement or the accompanying prospectus. You should direct requests for documents to:

EQT Corporation
EQT Plaza
625 Liberty Avenue, Suite 1700
Pittsburgh, Pennsylvania 15222
Attention: Lewis B. Gardner, Esq.
Vice President and General Counsel
Telephone: (412) 553-5700

In reviewing any agreements incorporated by reference, please remember they are included to provide you with information regarding the terms of such agreement and are not intended to provide any other factual or disclosure information about us. The agreements may contain representations and warranties by us, which should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate. The representations and warranties were made only as of the date of the relevant agreement or such other date or dates as may be specified in such agreement and are subject to more recent developments. Accordingly, these representations and warranties alone may not describe the actual state of affairs as of the date they were made or at any other time.

S-ii

Summary

This summary highlights selected information more fully described elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this prospectus supplement, the accompanying prospectus, any free writing prospectus and the documents incorporated by reference herein and therein carefully, especially the risks of investing in our common stock discussed in "Risk factors" below and in the incorporated documents. References herein to a fiscal year mean the fiscal year ended December 31.

Throughout the remainder of this prospectus supplement, except as otherwise indicated, references to "we," "us," "our," "EQT," "EQT Corporation," and the "company" refer collectively to EQT Corporation and its consolidated subsidiaries.

Our Company

General

We conduct our business through three business segments: EQT Production, EQT Midstream and Distribution. EQT Production is one of the largest natural gas producers in the Appalachian region of the United States with 4.1 trillion cubic feet of proved reserves across 3.4 million acres as of December 31, 2009. We also offer energy products (natural gas, natural gas liquids and a limited amount of crude oil) and services to wholesale and retail customers in the United States via EQT Midstream and Distribution.

Overall, our increased production, increased reserves, low cost structure and record results for EQT Midstream and Distribution operations resulted in an outstanding 2009. Some highlights for the year included:

•
Sales of produced natural gas of 100.1 Bcfe, a 19% increase over 2008;

•
A 31% increase in proved reserves to 4.1 Tcfe;

•
We drilled our 800th horizontal Huron/Berea well, and nearly one-third of fourth quarter sales were produced from horizontal Huron/Berea wells;

•
We drilled 702 gross wells during 2009 of which 403 were horizontal wells, 347 targeting the Huron/Berea play and 46 targeting the Marcellus play;

•
We were successful on more than 99% of the wells drilled in 2009;

•
We achieved a 14% decrease in unit lease operating expense ("LOE"), excluding production taxes, to $0.30 per Mcfe. Including production taxes, LOE was $0.59 per Mcfe, an industry leading result;

•
Record EQT Midstream throughput and operating income; and

•
Record Distribution operating income of $78.9 million, 32% higher than in 2008.

Presented below are operating incomes as a percentage of total operating income for each of our business segments during the years 2007, 2008 and 2009.

	2007*	2008*	2009*

EQT Production	66%	57%	36%
EQT Midstream	27%	30%	45%
Distribution	7%	13%	19%

*      Excluding unallocated (expenses) income.

EQT Production

EQT Production has 4.1 Tcfe of proved reserves across three major plays: Huron/Berea, Marcellus and Coalbed Methane (or CBM), all located in the Appalachian Basin. EQT Production's strategy is to maximize value by profitably developing its extensive acreage position enabled by a low cost structure. EQT Production is focused on continuing its significant organic reserve and production growth through its drilling program. We believe that we are a technological leader in drilling in low pressure shale. In particular, the use of air in horizontal drilling has proven to be a cost effective technology, which EQT Production has efficiently deployed in its Huron/Berea play.

EQT Production's operations are generally characterized by low-risk wells with long lives, low development and production costs, high energy content natural gas with close proximity to natural gas markets. Many of our wells have been producing for decades, with several in production since early in the 20th century.

To date, EQT Production has focused its highly successful horizontal air drilling program in the Huron/Berea play where it has approximately 2.7 million acres and 2.8 Tcfe of proved reserves. This technology has been used in fractured horizontal single lateral wells, non-fractured horizontal multilateral wells, stacked horizontal wells and extended lateral wells. EQT Production is also employing horizontal drilling technology to its 450,000 acres and 1.1 Tcfe of proved reserves in the Marcellus play. Following the expected closing of the acquisition of approximately 58,000 net Marcellus Shale acres pursuant to the transaction described in our Form 8-K dated March 2, 2010 (the "Marcellus Shale Transaction"), we will hold approximately 500,000 net acres in the high-pressure Marcellus Shale fairway.

Horizontal wells drilled by EQT Production over the past five years are as follows:

	For the years ended December 31,
	2005	2006	2007	2008	2009

Gross Horizontal Wells Drilled
Huron/Berea	—	5	88	381	356
Marcellus	—	—	—	7	46
Other	—	—	—	1	1
Total Horizontal	—	5	88	389	403

EQT Production's proved reserves increased by 31% in 2009 and by 72% over the past five years while its cost structure remained at an industry leading level. EQT Production's 2009 3-year finding and development costs are among the lowest in the industry at $0.94 per Mcfe with 2009 costs at a low of $0.68 per Mcfe. As of December 31, 2009, EQT Production's proved reserves, including proved developed and proved undeveloped reserves, and the resource plays to which the reserves relate are as follows:

(Bcfe)	Huron/Berea*	Marcellus	Coalbed Methane	Total

Proved Developed	1,758	153	162	2,073
Proved Undeveloped	1,033	908	54	1,995
Total Proved Reserves	2,791	1,061	216	4,068

*      EQT Production includes the Lower Huron, Cleveland, Berea sandstone and other Devonian shales, except Marcellus, in its Huron/Berea play. Also included in the Huron/Berea play is 775 Bcfe of reserves from non-shale formations accessed through vertical wells.

EQT Midstream

EQT Midstream provides gathering, processing, transmission and storage services to EQT Production and to independent third parties in the Appalachian Basin. EQT Midstream has approximately 10,650 miles of gathering lines and 970 miles of transmission lines. EQT Midstream also owns and operates Kentucky Hydrocarbon, a gas processing facility in Langley, Kentucky. Through Equitrans L.P. ("Equitrans", EQT Midstream's interstate pipeline affiliate), EQT Midstream's transmission and storage system interconnects with five major interstate pipelines: Texas Eastern Transmission, Columbia Gas Transmission, National Fuel Gas Supply, Tennessee Gas Pipeline and Dominion Transmission. EQT Midstream's 14 natural gas storage reservoirs provide approximately 500 MMcf per day of peak delivery capability and 63 Bcf of storage capacity, of which 32 Bcf is working gas. EQT Midstream's storage reservoirs are clustered in two geographic areas, with eight in northern West Virginia and six in southwestern Pennsylvania. As of December 31, 2009, EQT Midstream, through Equitrans and EQT Energy, LLC ("EQT Energy", EQT Midstream's gas marketing affiliate), leased an additional 8.2 Bcf of contractual storage capacity and 118,834 Dth per day of contractual pipeline capacity from third parties. In addition, in 2008, EQT Energy executed a binding precedent agreement with Tennessee Gas Pipeline Company ("TGP"), a wholly owned subsidiary of El Paso Corporation, for a 15-year term that awarded EQT Energy capacity in TGP's 300-Line expansion project. EQT Energy's capacity in the project is expected to be 350,000 Dth per day, giving EQT Midstream access to consumer markets from the Gulf Coast to the Mid-Atlantic and the Northeast.

EQT Midstream has both regulated and non-regulated operations. The regulated activities consist of federally-regulated transmission and storage operations and certain state-regulated gathering operations. The non-regulated activities include certain gathering and transportation operations, processing of natural gas liquids and risk management activities. Equitrans' rates and operations are subject to regulation by the Federal Energy Regulatory Commission ("FERC"). Its 2006 FERC rate case settlement allowed Equitrans, among other things, to institute an annual surcharge for the tracking and recovery of all costs (operations, maintenance and return on invested capital) incurred on and after September 1, 2005, related to Equitrans' Pipeline Safety Program under the Pipeline Safety Improvement Act of 2002. Equitrans has continued to utilize the surcharge mechanism each year to recover costs incurred in connection with its Pipeline Safety Program. Under the terms of the 2006 settlement, Equitrans was prohibited from seeking new base transmission and storage rates prior to June 1, 2009 and is prohibited from seeking new gathering base rates prior to November 1, 2010.

Distribution

Our regulated natural gas distribution subsidiary, Equitable Gas Company, LLC ("Equitable Gas") distributes and sells natural gas to residential, commercial and industrial customers in southwestern Pennsylvania, West Virginia and eastern Kentucky. Equitable Gas also operates a small gathering system in Pennsylvania and provides off-system sales activities, which include the purchase and delivery of gas to customers at mutually agreed-upon points on facilities not owned by us.

The Distribution segment's business strategy is to earn an appropriate return on its asset base through operational efficiency and innovative regulatory mechanisms. Distribution is focused on enhancing the value of its existing assets by establishing a reputation for excellent customer service, effectively managing capital spending, improving the efficiency of its workforce and continuing to leverage technology throughout its operations.

Equitable Gas' distribution rates, terms of service and contracts with affiliates are subject to comprehensive regulation by the Pennsylvania Public Utility Commission (the "PA PUC") and the West Virginia Public Service Commission (the "WV PSC"). In addition, the issuance of securities by Equitable Gas is subject to regulation by the PA PUC. The field line sales rates in Kentucky are subject to rate regulation by the Kentucky Public Service Commission.

Equitable Gas must usually seek the approval of one or more of its regulators prior to changing its rates. Currently, Equitable Gas passes through to its regulated customers the cost of its purchased gas and transportation activities. Equitable Gas is allowed to recover a return in addition to the costs of its distribution and gathering delivery activities. However, Equitable Gas' regulators do not guarantee recovery and may require that certain costs of operation be recovered over an extended term. On February 26, 2009, the PA PUC approved a settlement between Equitable Gas and the active parties to the filing for a base rate case increase in Pennsylvania. Equitable Gas implemented the new base rates upon approval of the settlement. On October 29, 2009, Equitable Gas filed a request with the WV PSC to increase the rates it charges its customers for delivery of natural gas in West Virginia. This was Equitable Gas' first delivery rate increase request in West Virginia since 1991. The rate case proceedings are expected to be resolved no later than the third quarter of 2010.

Markets and Customers

Natural Gas Sales:    EQT Production's produced natural gas is sold to marketers (including EQT Energy), utilities and industrial customers located mainly in the Appalachian area. No individual customers accounted for more than 10% of revenues in 2009 or 2007. Sales to one marketer accounted for approximately 13% of revenues for EQT Production for the year ended December 31, 2008. Natural gas is a commodity and therefore EQT Production receives market-based pricing. The market price for natural gas can be volatile as evidenced by the high natural gas prices in early through mid 2008 followed by dramatic decreases later in 2008 and in 2009. The market price for natural gas located in the Appalachian Basin is generally higher than the price for natural gas located in the Gulf Coast, largely due to the differential in the cost to transport natural gas to customers in the northeastern United States. We hedge a portion of our forecasted natural gas production.

Natural Gas Gathering:    EQT Midstream derives gathering revenues from charges to customers for use of its gathering system in the Appalachian Basin. The gathering system volumes are transported to three major interstate pipelines: Columbia Gas Transmission, East Tennessee

Natural Gas Company and Dominion Transmission. The gathering system also maintains interconnects with Equitrans. Maintaining these interconnects provides EQT Midstream with access to geographically diverse markets.

Gathering system transportation volumes for 2009 totaled 161,480 BBtu, of which approximately 60% related to gathering for EQT Production, 30% related to third party volumes and 3% related to volumes for our other affiliates. The remainder related to volumes in which interests were sold by us but which we continued to operate for a fee. Revenues from affiliates accounted for almost 80% of 2009 gathering revenues.

Natural Gas Processing:    EQT Midstream processes natural gas in order to extract heavier liquid hydrocarbons (propane, iso-butane, normal butane and natural gasoline) from the natural gas stream, primarily from EQT Production's produced gas. Such natural gas liquids are recovered at EQT Midstream's Kentucky Hydrocarbon facility and transported to a fractionation plant owned by a third party for separation into commercial components. The third party markets these components and in exchange retains an agreed-upon percentage of natural gas liquids delivered by EQT Midstream. We also have contractual processing arrangements whereby we sell gas to a third party processor at a weighted average liquids component price.

While natural gas processing produces independent revenues, our primary reason for these activities is to comply with the product quality specifications of the pipelines on which our produced natural gas is transported and sold. As a result, we typically engage in gas processing at locations where our produced gas would not satisfy the downstream interstate pipeline's gas quality specifications. Without sufficient processing, our natural gas production could be interrupted as a result of an inability to achieve required interstate pipeline specifications. Thus, as our production continues to grow, access to gas processing capacity must also grow.

Natural Gas Transmission and Storage:    Services offered by EQT Energy include commodity procurement, sales, delivery, risk management and other services. These operations are executed using EQT Energy's transmission and underground storage facilities, owned and operated by EQT Energy or contracted from third parties, as well as other contractual capacity arrangements with major pipeline and storage service providers in the eastern United States. EQT Energy uses leased storage capacity and firm transportation capacity, including its Big Sandy Pipeline capacity, to take advantage of price differentials and arbitrage opportunities. EQT Energy also engages in risk management and energy trading activities for us. The objective of these activities is to limit our exposure to shifts in market prices and to optimize the use of our assets.

Customers of EQT Midstream's gas transportation, storage, risk management and related services are affiliates and third parties in the northeastern United States, including but not limited to, Dominion Resources, Inc., Keyspan Corporation, NiSource, Inc., PECO Energy Company and UGI Energy Services, Inc. EQT Energy's commodity procurement, sales, delivery, risk management and other services are offered to natural gas producers and energy consumers including large industrial, utility, commercial and institutional end-users.

Equitrans' firm transportation contracts expire between 2010 and 2018. We anticipate that the capacity associated with these expiring contracts will be remarketed or used by our affiliates such that the capacity will remain fully subscribed. In 2009, approximately 80% of transportation volumes and approximately 87% of transportation revenues were from our affiliates.

Natural Gas Distribution:    Our Distribution segment provides natural gas distribution services to approximately 275,900 customers, consisting of 257,300 residential customers and 18,600 commercial and industrial customers in southwestern Pennsylvania, municipalities in northern West Virginia and field line sales, also referred to as farm tap service, in eastern Kentucky and West Virginia. These service areas have a rather static population and economy.

Equitable Gas purchases gas through contracts with various sources including major and independent producers in the Gulf Coast, local producers in the Appalachian area and gas marketers (including an affiliate). The gas purchase contracts contain various pricing mechanisms, ranging from fixed prices to several different index-related prices.

Because most of its customers use natural gas for heating purposes, Equitable Gas' revenues are seasonal, with approximately 74% of calendar year 2009 revenues occurring during the winter heating season (the months of January, February, March, November and December). Significant quantities of purchased natural gas are placed in underground storage inventory during the off-peak season to accommodate higher demand during the winter heating season.

2010 Capital Spending Plan

On March 5, 2010, our Board of Directors approved an increase to our 2010 capital and exploratory commitments budget for EQT Production and EQT Midstream. The additional 2010 approval reflects an acceleration of our Marcellus and Huron/Berea development programs. We now forecast total capital expenditures of approximately $1.2 billion for 2010, of which approximately $900 million is for well drilling and development, approximately $260 million is for associated midstream projects and approximately $40 million is for Distribution infrastructure and other corporate items.

Outlook

EQT Production

EQT Production's business strategy is focused on organic growth of its natural gas reserves and sales volumes.

EQT Production is committed to expanding its production and developed reserves through horizontal drilling in its existing plays. EQT Production will seek to maximize the value of its existing asset base by developing its large acreage position, which we believe holds significant production and reserve growth potential. A substantial portion of EQT Production's 2010 drilling efforts will be focused on drilling horizontal wells in shale formations in Kentucky, West Virginia and Pennsylvania. Additionally, based on favorable preliminary results, EQT Production is in the process of incorporating extended lateral wells into its preferred standard operating procedures for the Huron/Berea play. EQT Production expects to access significantly more reserves through the extended lateral drilling procedures for less than a proportional amount of the development costs. As a result of our accelerated Marcellus and Huron/Berea well drilling and development program, sales of produced natural gas in 2010 are projected to be 26% higher than the 2009 produced gas sales. While we have not established our 2011 capital spending plan, we believe that we have the potential to achieve approximately the same growth rate for sales of natural gas in 2011 as in 2010 with 20% less capital spending without additional access to the equity markets.

While EQT Production is focused on expanding production, primarily through organic development of its large acreage position, it may also take advantage of property acquisition opportunities as economic conditions warrant.

EQT Midstream

EQT Midstream's long-term focus is to take advantage of its infrastructure asset position in the heart of the Marcellus shale play in southwestern Pennsylvania and northern West Virginia. The Equitrans Marcellus Expansion Project is expected to provide Appalachian producers with timely, cost effective options to reach eastern markets and storage fields. The proposed expansion is expected to create new firm transportation capacity through the addition of pipeline looping, new high pressure laterals and compression facilities on Equitrans' existing pipeline network. EQT Midstream successfully completed an open season for the proposed expansion with total capacity demand indicated in the open season in excess of 1,100,000 Dth per day. The next steps are to secure firm precedent agreements with shippers and obtain FERC approval. In January 2010, we submitted our application for the Phase I expansion of this project, involving approximately 100,000 Dth per day. We expect Phase I to be online this year.

Gathering, processing and transmission revenues are expected to increase as EQT Midstream expands its infrastructure to support EQT Production's growth in the Huron/Berea and Marcellus plays.

Distribution

Distribution will continue to execute its strategy of earning a competitive return on its asset base through operational efficiency and regulatory mechanisms. Distribution is focused on enhancing the value of its existing assets by improving the efficiency of its workforce, establishing a reputation for excellent customer service, effectively managing its capital spending and continuing to leverage technology throughout its operations. Distribution will also seek out growth opportunities for the sale of natural gas through new outlets such as natural gas vehicles while promoting customer conservation and efficiency.

Risks of Investment

Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described in "Risk factors" below and all of the other information contained in this prospectus supplement and the accompanying prospectus before deciding whether to purchase our common stock. In addition, you should carefully consider, among other things, the matters discussed under "Risk factors" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and in other documents that we subsequently file with the Securities and Exchange Commission, all of which are incorporated by reference to the prospectus accompanying this prospectus supplement. These risks include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See "Cautionary statements."

The offering

Issuer	EQT Corporation
New York Stock Exchange symbol	EQT
Common stock offered by us	12,500,000 shares
Option to purchase additional shares	We have granted the underwriters an option exercisable for a period of 30 days from the date of this prospectus supplement to purchase up to an additional 1,875,000 shares of common stock at the public offering price, less the underwriting discount.
Common stock to be outstanding after this offering	143,836,272 shares
Use of proceeds	We intend to use the net proceeds from this offering to accelerate our natural gas drilling and development projects in the Huron/Berea and Marcellus plays and for associated infrastructure projects.
Dividend policy	We paid a quarterly cash dividend of $0.22 per share of common stock on March 1, 2010. The amount and timing of dividends is subject to the discretion of our board of directors and depends on certain business conditions, such as our lines of business, results of operations and financial condition and other factors. Based on currently foreseeable conditions, we anticipate that comparable dividends will be paid on a regular quarterly basis.
Certain United States federal income tax considerations	You should consult your tax advisor with respect to the U.S. federal income tax consequences of owning our common stock in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. See "Certain United States federal income tax considerations for non-United States holders."
Risk factors	See "Risk factors" beginning on page S-14 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the section entitled "Risk factors" beginning on page 13 of our most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2009, for a discussion of the factors you should carefully consider before deciding to invest in our common stock.
Transfer agent and registrar	BNY Mellon Shareholder Services

Unless otherwise indicated, this prospectus supplement reflects and assumes no exercise by the underwriters of their option to purchase additional shares.

Summary historical consolidated financial data

You should read the summary historical consolidated financial data set forth below in conjunction with "Management's discussion and analysis of financial condition and results of operations" and the consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which is incorporated by reference in the prospectus accompanying this prospectus supplement. We derived the following summary historical financial statement of earnings data and summary historical cash flow data for the years ended December 31, 2007, 2008 and 2009 and the summary historical balance sheet data for the years ended December 31, 2008 and 2009 from our audited consolidated financial statements.

Years ended December 31, (in thousands, except per share amounts)	2007	2008	2009

Statements of consolidated income:
Operating revenues	$1,361,406	$1,576,488	$1,269,827

Operating expenses:
Purchased gas cost	574,466	645,136	319,369
Operation and maintenance	106,965	129,502	139,524
Production	62,273	80,068	63,457
Exploration	862	9,064	17,905
Selling, general and administrative	195,365	111,096	176,703
Depreciation, depletion and amortization	109,802	136,816	196,078

Total operating expenses	1,049,733	1,111,682	913,036
Gain on sale of assets, net	126,088	—	—

Operating income	437,761	464,806	356,791
Other than temporary impairment of available-for-sale securities	—	(7,835)	—
Gain on sale of available-for-sale securities, net	1,042	—	—
Other income	7,645	6,233	2,076
Equity in earnings of nonconsolidated investments	3,099	5,714	6,509
Interest expense	47,669	58,394	111,779

Income before income taxes	401,878	410,524	253,597
Income taxes	144,395	154,920	96,668

Net income	$257,483	$255,604	$156,929

Earnings per share of common stock:
Basic:
Net income	$2.12	$2.01	$1.20

Diluted:
Net income	$2.10	$2.00	$1.19

Years ended December 31, (in thousands)	2007	2008	2009

Statements of consolidated cash flows
Cash flows from operating activities:
Net income	$257,483	$255,604	$156,929

Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	33,020	245,801	234,776
Depreciation, depletion and amortization	109,802	136,816	196,078
Other than temporary impairment of available-for-sale securities	—	7,835	—
Gain on sale of assets, net	(126,088)	—	—
Gain on sale of available-for-sale securities, net	(1,042)	—	—
Provision for (recoveries of) losses on accounts receivable	353	11,744	(1,263)
Other income	(7,645)	(6,233)	(2,076)
Equity in earnings of nonconsolidated investments	(3,099)	(5,714)	(6,509)
Restricted stock and stock option expense	3,031	6,700	6,768
Excess tax benefits from share-based payment arrangements	(15,687)	(946)	(401)
Reimbursements for tenant improvements	—	—	12,212
Changes in other assets and liabilities:
Accounts receivable and unbilled revenues	2,455	(33,377)	66,327
Inventory	(14,357)	(4,697)	73,181
Prepaid expenses and other	39,155	(100,532)	11,836
Accounts payable	65,931	77,475	(107,745)
Derivative instruments, at fair value, net	10,863	(82,564)	56,510
Other current liabilities	99,357	(58,326)	33,502
Other items, net	(26,812)	59,571	(4,384)

Net cash provided by operating activities	426,720	509,157	725,741
Cash flows from investing activities:
Capital expenditures	(776,667)	(1,343,996)	(963,908)
Capital contributions to Nora Gathering, LLC	—	(29,000)	(6,400)
Purchase of working interest	(28,092)	—	—
Proceeds from sale of assets	193,451	—	—
Proceeds from contribution of assets	23,584	—	—
Reimbursements for tenant improvements	—	—	(12,212)
Proceeds from sale of available-for-sale securities	7,295	—	—
Investment in available-for-sale securities	(9,709)	(3,000)	(3,000)

Net cash used in investing activities	(590,138)	(1,375,996)	(985,520)
Cash flows from financing activities:
Dividends paid	(107,086)	(111,403)	(115,368)
Proceeds from issuance of common stock	—	560,739	—
Proceeds from issuance of long-term debt	—	500,000	700,000
Debt issuance costs	—	(6,645)	(6,874)
Increase (decrease) in short-term loans	314,001	(130,083)	(314,917)
Repayments and retirements of long-term debt	(10,000)	—	(4,300)
Proceeds from note payable to Nora Gathering, LLC	69,786	—	—
Repayments of note payable to Nora Gathering, LLC	(40,457)	(29,329)	—
Proceeds from exercises under employee compensation plans	3,198	903	837
Excess tax benefits from share-based payment arrangements	15,687	946	401

Net cash provided by financing activities	245,129	785,128	259,779

Net increase (decrease) in cash and cash equivalents	81,711	(81,711)	—
Cash and cash equivalents at beginning of year	—	81,711	—

Cash and cash equivalents at end of year	$81,711	$—	$—

Cash paid (received) during the period for:
Interest, net of amount capitalized	$48,464	$51,234	$107,475

Income taxes	$63,384	$(13,963)	$(120,074)

December 31, (in thousands)	2008	2009

Consolidated balance sheet
Assets
Current assets:
Cash and cash equivalents	$—	$—
Accounts receivable (less accumulated provision for doubtful accounts: 2008, $26,636; 2009, $16,792)	209,008	155,574
Unbilled revenues	49,930	38,300
Inventory	288,182	182,957
Derivative instruments, at fair value	192,191	163,879
Prepaid expenses and other	187,871	154,456

Total current assets	927,182	695,166
Equity in nonconsolidated investments	169,241	181,866
Property, plant and equipment	5,503,921	6,478,486
Less: accumulated depreciation and depletion	1,406,402	1,563,755

Net property, plant and equipment	4,097,519	4,914,731
Investments, available-for-sale	25,880	36,156
Regulatory assets	83,525	99,144
Other	26,315	30,194

Total assets	$5,329,662	$5,957,257

Liabilities and common stockholders' equity
Current liabilities:
Current portion of long-term debt	$4,300	$—
Short-term loans	319,917	5,000
Accounts payable	356,732	248,987
Derivative instruments, at fair value	175,889	132,518
Other current liabilities	185,770	226,169

Total current liabilities	1,042,608	612,674
Long-term debt	1,249,200	1,949,200
Deferred income taxes and investment tax credits	781,520	1,039,473
Unrecognized tax benefits	47,553	56,621
Pension and other post-retirement benefits	69,409	47,615
Other credits	89,279	100,644

Total liabilities	3,279,569	3,806,227
Common stockholders' equity:
Common stock, no par value, authorized 320,000 shares; shares issued: 157,630 in 2008 and 2009	948,497	952,237
Treasury stock, shares at cost: 2008, 26,764; 2009, 26,699 (net of shares and cost held in trust for deferred compensation of 163 and $2,784 for 2008 and 2009)	(483,464)	(482,125)
Retained earnings	1,653,797	1,695,358
Accumulated other comprehensive loss	(68,737)	(14,440)

Total common stockholders' equity	2,050,093	2,151,030

Total liabilities and common stockholders' equity	$5,329,662	$5,957,257

Years ended December 31, (in thousands)	2007	2008	2009

Financial information by business segment
Revenues from external customers:
EQT Production	$364,396	$457,144	$384,576
EQT Midstream	591,608	681,475	543,564
Distribution	624,744	698,385	560,283
Less: intersegment revenues(a)	(219,342)	(260,516)	(218,596)

Total	$1,361,406	$1,576,488	$1,269,827

Operating income:
EQT Production	$331,225	$252,784	$151,081
EQT Midstream	137,314	134,772	188,984
Distribution	34,541	59,859	78,918
Unallocated (expenses) income(b)	(65,319)	17,391	(62,192)

Total operating income	$437,761	$464,806	$356,791

Equity in earnings of nonconsolidated investments:
EQT Production	$301	$440	$89
EQT Midstream	2,648	5,053	6,376
Unallocated	150	221	44

Total	$3,099	$5,714	$6,509

Other income:
EQT Midstream	$7,253	$5,678	$1,357
Distribution	392	555	342
Unallocated	—	—	377

Total	$7,645	$6,233	$2,076

Other than temporary impairment of available-for-sale securities	—	(7,835)	—
Gain on sale of available-for-sale securities, net	1,042	—	—
Interest expense	47,669	58,394	111,779
Income taxes	144,395	154,920	96,668

Net income	$257,483	$255,604	$156,929

December 31, (in thousands)	2008	2009

Segment assets:
EQT Production	$2,338,695	$2,931,053
EQT Midstream	1,897,872	1,984,525
Distribution	951,179	860,222

Total operating segments	5,187,746	5,775,800
Headquarters assets, including cash and short-term investments	141,916	181,457

Total assets	$5,329,662	$5,957,257

Years ended December 31, (in thousands)	2007	2008	2009

Depreciation, depletion and amortization:
EQT Production	$62,084	$78,234	$117,424
EQT Midstream	26,333	34,802	53,291
Distribution	20,021	22,055	22,375
Other	1,364	1,725	2,988

Total	$109,802	$136,816	$196,078

Expenditures for segment assets:
EQT Production(c)	$328,080	$700,745	$717,356
EQT Midstream(c)	433,719	593,564	201,082
Distribution	41,684	45,770	33,707
Other	1,276	3,917	11,763

Total	$804,759	$1,343,996	$963,908

(a)   Intersegment revenues primarily represent natural gas sales from EQT Production to EQT Midstream and transportation activities between EQT Midstream and Distribution.

(b)   Unallocated (expenses) income consists primarily of incentive compensation and administrative costs that are not allocated to the operating segments.

(c)    Expenditures for segment assets for 2007 include $24.4 million and $3.7 million, in the EQT Production and EQT Midstream segments, respectively, for the acquisition of additional working interest and related gathering assets in the Roaring Fork area. Expenditures for segment assets in the EQT Production segment include $85.5 million and $31.0 million for undeveloped property acquisitions in 2008 and 2009, respectively.

Risk factors

Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus supplement and the accompanying prospectus before deciding whether to purchase our common stock. In addition, you should carefully consider, among other things, the matters discussed under "Risk factors" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and in other documents that we subsequently file with the Securities and Exchange Commission, all of which are incorporated by reference to the prospectus accompanying this prospectus supplement. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See "Cautionary statements."

Risks related to this offering

Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock and our ability to raise funds in new stock offerings.

Sales by us or our shareholders of a substantial number of shares of our common stock in the public markets following this offering, or the perception that these sales might occur, could cause the market price of our common stock to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

We and certain of our executive officers will agree, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, that we and they will not, without the prior written consent of the representatives on behalf of the underwriters, directly or indirectly, offer to sell, sell or otherwise dispose of any shares of our common stock. All of the shares sold in this offering will be freely transferable, except for any shares sold to our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or Securities Act.

We may issue common stock or equity securities senior to our common stock in the future for a number of reasons, including to finance our operations and growth plans, to adjust our ratio of debt-to-equity, to satisfy our obligations upon the exercise of options or for other reasons. We cannot predict the effect, if any, that future sales or issuance of shares of our common stock or other equity securities, or the availability of shares of common stock or such other equity securities for future sale or issuance, will have on the trading price of our common stock.

The price of our common stock may fluctuate significantly, which could negatively affect us and holders of our common stock.

The trading price of our common stock may fluctuate significantly in response to a number of factors, many of which are beyond our control. For instance, if our financial results are below the expectations of securities analysts and investors, the market price of our common stock could decrease, perhaps significantly. Other factors that may affect the market price of our common stock include announcements relating to significant corporate transactions; fluctuations in our quarterly and annual financial results; operating and stock price performance of companies that investors deem comparable to us; and changes in government regulation or proposals relating to us. In addition, the U.S. securities markets have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Market fluctuations and broad market, economic and industry factors may negatively affect the price of our common stock, regardless of our operating performance. You may not be able to sell your shares of our common stock at or above the public offering price, or at all. Any volatility of or a significant decrease in the market price of our common stock could also negatively affect our ability to make acquisitions using common stock. Further, if we were to be the object of securities class action litigation as a result of volatility in our common stock price or for other reasons, it could result in substantial costs and diversion of our management's attention and resources, which could negatively affect our financial results.

The issuance of additional stock in connection with acquisitions or otherwise will dilute all other stockholdings.

After this offering, we will have an aggregate of 149,869,528 shares of common stock authorized but unissued. Subject to certain volume limitations imposed by the New York Stock Exchange, we may issue all of these shares without any action or approval by our shareholders. We intend to continue to actively seek to expand our business through complementary or strategic acquisitions of other companies and assets, and we may issue shares of common stock in connection with those acquisitions. For example, we intend to use shares of our common stock to fund the Marcellus Shale Transaction. Any shares issued in connection with these activities, the exercise of stock options or otherwise would dilute the percentage ownership held by the investors who purchase our shares in this offering.

Our ability to make dividend payments on our common stock depends to a large extent on our ability to receive dividends or other distributions from our subsidiaries.

Our operations are conducted primarily through direct and indirect subsidiaries. We own no significant assets other than our equity in our subsidiaries, and our ability to meet our obligations will be dependent on dividends and other distributions or payments from our subsidiaries. The ability of our subsidiaries to pay dividends or make distributions or other payments to us depends upon the availability of cash flow from operations, proceeds from the sale of assets and/or borrowings, and, in the case of non-wholly owned subsidiaries, our contractual arrangements with other equity holders. In the event of bankruptcy proceedings affecting one of these subsidiaries, to the extent we are recognized as a creditor of that entity, our claim could still be junior to any security interest in or other lien on any assets of that entity and to any of its debt and other obligations. We cannot be certain of the future availability of such distributions and the lack of any such distributions may adversely affect our ability to pay dividends on our common stock.

 Cautionary statements

Our finding and development costs are calculated from the production cost and reserve information provided in Footnote 22 to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 as costs of oil and gas producing activities divided by changes in reserves excluding production. We expect that additional costs will be required to bring proved undeveloped reserves to production. We provide an estimate of future development costs under the standard measure of discounted cash flows in Footnote 22. We believe that finding and development costs is an important analytical measure used within our industry by investors and peers to evaluate, among other things, the profitability of drilling programs. However, there are limitations as to the usefulness of this measure. For instance, this measure may not be calculated consistently across the industry.

Total sales volumes per day at period end is an operational estimate of the daily sales volume on a typical day (excluding curtailments) at the end of the applicable period.

Disclosures in this prospectus supplement and the documents incorporated by reference herein contain certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Statements that do not relate strictly to historical or current facts are forward-looking and usually identified by the use of words such as "anticipate," "estimate," "forecasts," "approximate," "expect," "project," "intend," "plan," "believe," "will," "may" and other words of similar meaning in connection with any discussion of future operating or financial matters. Without limiting the generality of the foregoing, forward-looking statements contained in this prospectus supplement and the documents incorporated by reference herein include the matters discussed in the section captioned "Outlook" in Management's Discussion and Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and our expectations of plans, strategies, objectives and growth and anticipated financial and operational performance, including guidance regarding our drilling and infrastructure programs (including the Equitrans Marcellus Expansion Project) and technology, the estimated number of acres to be held in the high-pressure Marcellus fairway following and the timing of the closing of the Marcellus Shale Transaction, production and sales volumes and growth rates, reserves, finding and development costs, unit costs, capital expenditures and financing requirements. These statements involve risks and uncertainties that could cause actual results to differ materially from projected results. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. We have based these forward-looking statements on current expectations and assumptions about future events. While we consider these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. The risks and uncertainties that may affect our operations, performance and results and the forward-looking statements include, but are not limited to, those set forth under Item 1A, "Risk factors" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

 Use of proceeds

We estimate that the net proceeds from this offering, after deducting underwriters' discounts and estimated offering expenses of approximately $22,265,000, will be approximately $527,735,000 (or approximately $606,935,000 if the underwriters exercise their overallotment option in full). We intend to use the net proceeds from this offering to accelerate our natural gas drilling and development projects in the Huron/Berea and Marcellus plays and for associated infrastructure projects.

Dividend policy

We paid a quarterly cash dividend of $0.22 per share of common stock on March 1, 2010. The amount and timing of dividends is subject to the discretion of our board of directors and depends on certain business conditions, such as our lines of business, results of operations and financial condition and other factors. Based on currently foreseeable conditions, we anticipate that comparable dividends will be paid on a regular quarterly basis.

 Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2009 on a historical basis and as adjusted to give effect to this offering and the application of the net proceeds of this offering as described under "Use of proceeds." This table should be read in conjunction with "Management's discussion and analysis of financial condition and results of operations" and the consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which is incorporated by reference in the prospectus accompanying this prospectus supplement.

As of December 31, 2009 (in thousands)	Historical	As adjusted

Cash and cash equivalents	$—	$527,735

Debt:
Revolving credit facility	5,000	5,000
Senior notes	1,949,200	1,949,200

Total debt	1,954,200	1,954,200

Stockholders' equity:
Preferred stock, no par value: 3,000,000 shares authorized; none issued	—	—
Common stock, no par value: Authorized 320,000 shares; 130,931 issued and outstanding; 143,431 shares issued and outstanding as adjusted	952,237	1,479,972
Retained earnings	1,695,358	1,695,358
Accumulated other comprehensive loss	(14,440)	(14,440)
Treasury stock at cost	(482,125)	(482,125)

Total stockholders' equity	2,151,030	2,678,765

Total capitalization	$4,105,230	$4,632,965

Certain United States federal income tax considerations
for non-United States holders

The following is a general discussion of the principal United States federal income tax consequences of the acquisition, ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term "non-U.S. holder" generally means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•
an individual citizen or resident of the United States;

•
a corporation or partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•
an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust, (a) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons, within the meaning of section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code"), have authority to control all substantial decisions of the trust, or (b) that has in effect a valid election under applicable Treasury regulations to be treated as a U.S. person.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, we urge you to consult your own tax advisor.

This discussion does not consider:

•
U.S. state, local or non-U.S. income tax consequences;

•
estate, gift or other non-income tax consequences;

•
special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers and traders in securities; or

•
special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

The following discussion is based on provisions of the Code, the U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations, all as in effect on the date of this prospectus supplement, and all of which are subject to change, retroactively or prospectively. The following discussion also assumes that a non-U.S. holder holds our common stock as a capital asset within the meaning of section 1221 of the Code.

EACH NON-U.S. HOLDER SHOULD CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Dividends

Subject to the discussion below regarding dividends that are effectively connected with a trade or business in the United States, dividends paid with respect to our common stock generally will be subject to U.S. federal withholding tax at a 30% rate on the gross amount of the dividend, or such lower rate as may be provided by an applicable income tax treaty, provided that the non-U.S. holder furnishes proper certification of the applicability of such income tax treaty.

Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the Internal Revenue Service (the "IRS").

Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, that are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, will not be subject to U.S. federal withholding tax, assuming that the non-U.S. holder complies with applicable certification and disclosure requirements, but instead will be taxed in the manner applicable to U.S. persons. In addition, dividends received by a corporate non-U.S. holder that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a 30% rate, or at a lower rate if provided by an applicable income tax treaty.

Gain on disposition of common stock

A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

•
the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions;

•
the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

•
we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock, and the non-U.S. holder owns or owned, at any time during the shorter of such periods, more than 5 percent of our common stock.

We believe that we are a U.S. real property holding corporation.

An individual non-U.S. holder who is subject to U.S. tax because such holder was present in the United States for 183 days or more during the year of disposition generally will be taxed on such holder's gain from the disposition of our common stock at a flat rate of 30% (net of any U.S.-source capital loss recognized in such year). Other non-U.S. holders subject to U.S. federal income tax on the disposition of our common stock generally will be taxed on such disposition in the same manner in which citizens or residents of the United States would be taxed. In addition, gain recognized by a corporate non-U.S. holder that is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States (and, if an income tax treaty applies, that is attributable to a permanent establishment maintained by the non-U.S. holder in the United States) may be subject to a branch profits tax at a 30% rate, or at a lower rate if provided by an applicable income tax treaty.

Information reporting and backup withholding

In general, backup withholding will not apply to dividends paid on our common stock to a non-U.S. holder if the non-U.S. holder has timely and accurately provided the required certification that it is a non-U.S. holder (and neither we nor our paying agents have actual knowledge or reason to know that the holder is a U.S. person, within the meaning of section 7701(a)(30) of the Code), or the non-U.S. holder otherwise establishes an exemption from backup withholding. Generally, we must report to the IRS the amount of dividends paid to a non-U.S. holder, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld. A similar report is sent to the recipient of the dividends. Copies of the information returns reporting such dividends may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

In general, backup withholding and information reporting will not apply to proceeds from the disposition of common stock paid to a non-U.S. holder if the holder has timely and accurately provided any required certification that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the holder is a U.S. person, within the meaning of section 7701(a)(30) of the Code), or the non-U.S. holder otherwise establishes an exemption from backup withholding and information reporting. Such certification is generally required if the disposition of common stock is conducted within the United States or through certain United States-related financial intermediaries.

Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be credited against the holder's U.S. federal income tax liability, if any, and may entitle the holder to a refund, provided that certain required information is timely and accurately furnished to the IRS.

Recently proposed legislation would generally impose, effective for payments made after December 31, 2012, a withholding tax of 30% on dividends from, and the gross proceeds of a disposition of, common stock paid to certain foreign entities unless various information reporting requirements are satisfied. A substantially similar proposal was included as part of a proposed U.S. federal budget for the fiscal year 2011. There can be no assurance as to whether or not this proposed legislation (or any substantially similar legislation) will be enacted, and, if it is enacted, what form it will take or when it will be effective. Non-U.S. holders are encouraged to consult their own tax advisors regarding the possible implications of this proposed legislation on their investment in our common stock.

NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE INFORMATION REPORTING AND BACKUP WITHHOLDING RULES TO THEM.

Underwriting

We are offering the shares of common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities Inc., Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.	2,637,500
Barclays Capital Inc.	1,750,000
Credit Suisse Securities (USA) LLC	1,750,000
Deutsche Bank Securities Inc.	1,750,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	750,000
Citigroup Global Markets Inc.	750,000
Wells Fargo Securities, LLC	750,000
Mitsubishi UFJ Securities (USA), Inc.	328,125
PNC Capital Markets LLC	328,125
SunTrust Robinson Humphrey, Inc.	328,125
BMO Capital Markets Corp.	265,625
BNP Paribas Securities Corp.	215,625
BNY Mellon Capital Markets, LLC	215,625
RBS Securities Inc.	153,125
SG Americas Securities, LLC	153,125
Boenning & Scattergood, Inc.	62,500
Howard Weil Incorporated	62,500
Lazard Capital Markets LLC	62,500
Pritchard Capital Partners, LLC	62,500
RBC Capital Markets Corporation	62,500
Stifel, Nicolaus & Company, Incorporated	62,500
Total	12,500,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to selected dealers which may include the underwriters, at such offering price less a selling concession not in excess of $1.056 per share. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to 1,875,000 additional shares of common stock from us. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $1.76 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Without exercise of option	With exercise of option

Per share	$1.76	$1.76
Total	$22,000,000	$25,300,000

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $265,000.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences associated with the ownership of any shares of our common stock or any such other securities, whether any of the transactions described in clause (i) or (ii) are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise, without the prior written consent of J.P. Morgan Securities Inc., Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. for a period of 90 days after the date of this prospectus supplement, other than (i) the shares of our common stock to be sold hereunder, (ii) any shares of our common stock, options, or other securities issued under our existing management incentive plans, (iii) shares of our common stock, restricted stock, stock options or performance share units issued, or option grants resulting from reload rights associated with previously-awarded options, or other stock performance awards under our benefit and compensation plans, subject to certain exceptions, (iv) shares of our common stock (or securities convertible into or exchangeable for shares of our common stock) issued in an aggregate amount not to exceed, on a fully diluted basis, 5% of our outstanding common stock after giving effect to the issuance or sale of the common stock offered hereunder, in each case, in connection with the bona fide acquisition of technology, businesses, assets or property rights or the bona fide establishment of a strategic partnership or collaboration (including a joint venture) complementary to our business, (v) shares of our common stock issued in connection with the Marcellus Shale Transaction and (vi) shares of our common stock offered and sold in accordance with our 2009 Dividend Reinvestment and Stock Purchase Plan.

Certain of our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, will not, during the period ending 90 days after the date of this prospectus supplement, without the prior written consent of J.P. Morgan Securities Inc., Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors and executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. These restrictions do not apply to the transfer of (A) shares of our common stock acquired in open market transactions after the completion of this offering, (B) shares of our common stock sold for the cashless exercise of options to purchase our common stock for any withholding taxes on the exercise thereof or to pay the exercise price thereof pursuant to our existing employee benefit plans, (C) shares of our common stock pursuant to a pledge in effect on the date hereof as security for a margin account pursuant to the terms of such account and (D) any or all shares of our common stock or other securities if the transfer is other than a disposition for value and is by (x) gift, will or intestacy, (y) to a trust for direct or indirect benefit of the director/officer or an immediate family member of such person or (z) distribution to partners, members or shareholders of such director or executive officer; provided that, in the case of any gift, disposition, transfer or distribution pursuant to clause (D), each transferee shall execute and deliver to J.P. Morgan Securities Inc., Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. a lock-up letter in the form of this paragraph.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), from and including the date on which the European Union Prospectus Directive (the "EU Prospectus Directive") is implemented in that Relevant Member State (the "Relevant Implementation Date") an offer of securities described in this prospectus supplement may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

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to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

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to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

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to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running manger for any such offer; or

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in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

 Legal matters

The validity of our common stock offered in this offering and certain other legal matters will be passed upon for us by Buchanan Ingersoll & Rooney, PC, Pittsburgh, Pennsylvania and Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The consolidated financial statements of EQT Corporation appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (including the schedule appearing therein) and the effectiveness of our internal control over financial reporting as of December 31, 2009 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The information included or incorporated by reference in this prospectus supplement as of December 31, 2009 relating to our estimated quantities of our proved natural gas and oil reserves is derived from an audit report prepared by Ryder Scott Company, L.P., independent petroleum engineers, as stated in its audit report with respect thereto. This information is included or incorporated in this prospectus supplement in reliance upon the authority of such firm as experts with respect to the matters covered by their report and the giving of their report.

12,500,000 shares

EQT Corporation

Common stock

Prospectus supplement

Joint Book-Running Managers

J.P. Morgan
Barclays Capital
Credit Suisse
Deutsche Bank Securities

Senior Co-Managers

BofA Merrill Lynch	Citi	Wells Fargo Securities

Co-Managers

Mitsubishi UFJ Securities	PNC Capital Markets LLC	SunTrust Robinson Humphrey
BMO Capital Markets	BNP PARIBAS	BNY Mellon Capital Markets, LLC
RBS	Societe Generale	Boenning & Scattergood, Inc.
Howard Weil Incorporated	Lazard Capital Markets	Pritchard Capital Partners, LLC
RBC Capital Markets		Stifel Nicolaus

March 10, 2010